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Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-192562

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 2, 2013)

TransCanada PipeLines Limited

U.S.$750,000,000 4.60% Senior Notes Due 2045

Interest payable March 31 and September 30
Issue price: 100%

          The notes will mature on March 31, 2045. Interest will accrue on the notes from March 31, 2015. We may redeem the notes, in whole but not in part, at our option, on March 31 of each year, beginning on March 31, 2020 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date. See "Description of the Notes—Optional Redemption." We may also redeem all of the notes, at any time, if certain changes affecting Canadian withholding taxes occur. See "Description of the Notes—Tax Redemption." The effective yield on the notes if held to maturity will be 4.60%. The notes will be issued in United States dollars.

          Investing in the notes involves risk. See "Risk Factors" on page S-8 of this prospectus supplement and page 24 of the accompanying prospectus.

          Under applicable Canadian securities legislation, we may be considered to be a connected issuer of J.P. Morgan Securities LLC which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See "Selling" in this prospectus supplement.

          We are permitted, as a Canadian issuer under a multijurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as "U.S. GAAP".

          Owning the notes may have tax consequences for you in the U.S., Canada and the Republic of China ("ROC"). This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully with respect to Canada and the ROC and does not describe tax consequences with respect to the U.S. You should read the tax discussion under "Certain Income Tax Considerations" in this prospectus supplement.

          Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, some or all of our officers and directors may be residents of Canada, some or all of the experts named in this prospectus supplement or the accompanying prospectus may be residents of Canada and a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts may be located outside of the U.S.

          Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Selling Commission	Proceeds (2)
Per Note	100.00%	0.10%	99.90%
Total	U.S.$750,000,000	U.S.$750,000	U.S.$749,250,000
(1)
The public offering price set forth above does not include accrued interest, if any.

(2)
The proceeds to us reflects the price to the public set forth above as reduced by the selling commission set forth above, before deducting the estimated expenses of the offering of $6,000,000, which includes an aggregate fee of $5,250,000 that we will pay to J.P. Morgan Securities LLC in connection with structuring services that they provided in connection with the notes. J.P. Morgan Securities LLC will not subscribe for or sell any notes offered hereby.

          Application has been made to the Taipei Exchange (the "TPEx"), formerly known as GreTai Securities Market for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the Republic of China ("ROC") only and such permission is expected to become effective on or about March 31, 2015. The TPEx is not responsible for the content of this prospectus supplement or the accompanying prospectus and no representation is made by the TPEx as to the accuracy or completeness of this prospectus supplement or the accompanying prospectus. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this prospectus supplement or the accompanying prospectus. Admission to the listing and trading of the notes on the TPEx shall not be taken as an indication of the merits of us or the notes. No assurance can be given that such applications will be granted, or that the TPEx listing will be maintained.

          The notes have not been, and shall not be, offered, sold or re-sold, directly, or indirectly, in the ROC, to investors other than "professional institutional investors" as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC, which currently include: overseas or domestic banks, insurance companies, bills finance companies, securities firms, fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, securities investment trust enterprises, securities investment consulting enterprises, trust enterprises, futures commission merchants, futures service enterprises, and other institutions approved by the Financial Supervisory Commission of the ROC.

          There is no market through which these notes may be sold and purchasers may not be able to resell notes purchased under the prospectus supplement and the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See "Risk Factors" in this prospectus supplement and the accompanying prospectus.

          E.Sun Commercial Bank, Ltd. (the "manager"), as principal, conditionally offers these notes, subject to prior sale, if, as and when issued by us and accepted by the manager in accordance with the conditions contained in the subscription agreement referred to under "Selling" in this prospectus supplement.

          We expect to deliver the notes to investors through the book-entry delivery system of Euroclear Bank N.V./S.A. ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("Clearstream" and together with Euroclear, the "Clearing Systems"), against payment on or about March 31, 2015.

E.Sun Commercial Bank, Ltd.

The date of this prospectus supplement is March 18, 2015.

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated December 2, 2013, is referred to as the "prospectus" in this prospectus supplement. Except on the cover page and in the "Description of the Notes," and unless the context otherwise requires, all references in this prospectus supplement to "we", "us", "our", or the "Corporation" refer to TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference therein and any term sheet we authorize and use in connection with the offering of the notes. We have not, and the manager has not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the manager are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

 EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars.

        The following table sets forth certain exchange rates based on the noon rate as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn.$1.00 and are the inverse of noon rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On March 18, 2015, the inverse of the noon rate reported by the Bank of Canada was U.S.$0.7380 per Cdn.$1.00.

	Year Ended December 31,
	2014	2013	2012
High	0.9422	1.0164	1.0299
Low	0.8589	0.9348	0.9599
Average (1)	0.9054	0.9710	1.0004
Period end	0.8620	0.9402	1.0051

(1)
The average of the exchange rates on the last day of each month during the applicable period.

 FORWARD-LOOKING INFORMATION

        This prospectus supplement and the prospectus and the documents incorporated by reference therein include "forward-looking information" and "forward-looking statements" (collectively, "forward looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or other similar words are used to identify such forward- looking information. Forward-looking information in this prospectus supplement, in the prospectus and in the documents incorporated by reference therein is intended to provide potential investors with information regarding us, including management's assessment of our future plans and financial outlook. Forward looking information in this prospectus supplement includes statements under the headings "Recent Developments", "Use of Proceeds" and "Selling". Forward-looking information in the prospectus and the documents incorporated by reference therein may include, but is not limited to, statements regarding:

  •
  anticipated business prospects;

  •
  our financial and operational performance, including the performance of our subsidiaries;

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  expectations or projections about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us;

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  expected costs for planned projects, including projects under construction and in development;

  •
  expected schedules for planned projects (including anticipated construction and completion dates);

  •
  expected regulatory processes and outcomes;

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  expected impact of regulatory outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

  •
  expected capital expenditures and contractual obligations;

  •
  expected operating and financial results;

  •
  the expected impact of future accounting changes, commitments and contingent liabilities; and

  •
  expected industry, market and economic conditions.

        This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and as such is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  inflation rates, commodity prices and capacity prices;

  •
  timing of financings and hedging;

  •
  regulatory decisions and outcomes;

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  foreign exchange rates;

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  interest rates;

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  tax rates;

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  planned and unplanned outages and the use of our pipeline and energy assets;

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  integrity and reliability of our assets;

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  access to capital markets;

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  anticipated construction costs, schedules and completion dates; and

  •
  acquisitions and divestitures.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic initiatives;

  •
  whether our strategic initiatives will yield the expected benefits;

  •
  the operating performance of our pipeline and energy assets;

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  amount of capacity sold and rates achieved in our pipeline business;

  •
  the availability and price of energy commodities;

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  the amount of capacity payments and revenues we receive from our energy business;

  •
  regulatory decisions and outcomes;

  •
  outcomes of legal proceedings, including arbitration and insurance claims;

  •
  performance of our counterparties;

  •
  changes in market commodity prices;

  •
  changes in the political environment;

  •
  changes in environmental and other laws and regulations;

  •
  competitive factors in the pipeline and energy sectors;

  •
  construction and completion of capital projects;

  •
  costs for labour, equipment and material;

  •
  access to capital markets;

  •
  interest and foreign exchange rates;

  •
  weather;

  •
  cyber security;

  •
  technological developments; and

  •
  economic conditions in North America as well as globally.

        Additional information on these and other factors is discussed in the prospectus and the documents incorporated by reference therein including under "Risk Factors" in the Annual Information Form (as defined herein) and in the MD&A (as defined herein) under the headings "Natural Gas Pipelines—Understanding the Natural Gas Pipelines Business", "Natural Gas Pipelines—Business Risks", "Liquids Pipelines—Understanding the Liquids Pipelines Business", "Liquids Pipelines—Business Risks", "Energy—Understanding the Energy Business", "Energy—Business Risks" and "Other

Information—Risks and Risk Management", as may be modified or superseded by documents incorporated or deemed to be incorporated by reference in the prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement or otherwise, and not to use future oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 and an amendment thereto relating to the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the Alberta Securities Commission on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents we have filed on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the prospectus only for the purposes of the offering of the notes offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details.

        The following documents, which were filed by us with the Alberta Securities Commission and with the SEC, are incorporated by reference into the prospectus:

  (a)
  audited comparative consolidated financial statements as at December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014, the notes thereto, and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2014 (the "MD&A"); and

  (c)
  annual information form for the year ended December 31, 2013 dated March 5, 2014 (the "Annual Information Form").

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by us with the Alberta Securities Commission after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder shall be deemed to be incorporated by reference into the prospectus. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on EDGAR at www.sec.gov.

        Any statement contained in the prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded, for the purposes of the prospectus and this prospectus supplement, to the extent that a statement contained in the prospectus, herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement, except as so modified or superseded.

 RISK FACTORS

        Before making an investment decision, investors should carefully consider the following risks and uncertainties and the risks and uncertainties described under the heading "Risk Factors" in the accompanying prospectus and in our Annual Information Form and MD&A incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or an investment in the notes. If any such risks actually occur, an investment in the notes or our business, financial condition and operating results could be materially harmed.

If we redeem the notes, you may not be able to reinvest the redemption proceeds and obtain an equal effective interest rate.

        We may redeem the notes, in whole but not in part, at our option, on each March 31 on or after March 31, 2020, at a redemption price that does not include a redemption premium. We may also redeem all of the notes, at any time, at a redemption price that does not include a redemption premium if certain changes affecting Canadian withholding taxes occur. Prevailing interest rates for comparable securities at the time we redeem the notes may be lower than the interest rate payable on the notes. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate equal to or higher than that applicable to the notes.

There may not be an active trading market for the notes and future trading prices of the notes will depend upon many factors.

        No public market exists for the notes. We have applied to list the notes on the TPEx; however, we cannot make any assurance that our application to list the notes on the TPEx will be approved or that the TPEx listing will be maintained. If the notes fail to or cease to be listed on the TPEx, certain investors may not invest in, or continue to hold or invest in, the notes. Even if listed on the TPEx, active trading markets for the notes may not develop and any markets that do develop may not provide sufficient liquidity for the holders to sell their notes at prices they find acceptable, or at all. No assurance can be given as to the future price level of the notes after their initial issue. Any trading market that may develop for the notes may be adversely affected by:

  •
  changes in the overall market for investment-grade securities;

  •
  changes in our business, financial performance or prospects;

  •
  a change in our credit rating;

  •
  the prospects for companies in the industries in which we carry on business generally;

  •
  the interest of securities dealers in making a market for the notes; and

  •
  prevailing interest rates, financial markets and general economic conditions.

        The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the notes. Prospective investors in the notes should be aware that they may be required to bear the financial risks of such an investment for an indefinite period of time.

        The notes may be sold to a limited number of investors and liquidity of the notes may be adversely affected if a significant portion of the notes are bought by a limited number of investors.

 TRANSCANADA PIPELINES LIMITED

        We operate our business in three segments: Natural Gas Pipelines, Liquids Pipelines and Energy. Natural Gas Pipelines and Liquids Pipelines are principally comprised of our respective natural gas and liquids pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes our power operations and the non-regulated natural gas storage business in Canada.

        Our principal subsidiaries as of December 31, 2013 are indicated in the diagram under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of the Corporation are owned by TransCanada Corporation, our parent holding company. The Corporation's head and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

Recent Developments

        On February 25, 2015 TransCanada Corporation announced that it has entered into an agreement to sell its remaining 30 per cent interest in Gas Transmission Northwest LLC ("GTN") to its master limited partnership, TC PipeLines, LP ("TCP"), of which we are the general partner. The US$446 million transaction is comprised of U.S.$253 million in cash, the assumption of U.S.$98 million in proportional GTN debt and the issuance by TCP of U.S.$95 million of new Class B units to TransCanada. The Class B units will entitle TransCanada to a distribution based on 30 per cent of GTN's annual cash distributions as follows: (i) for the first five years, 100 per cent of distributions above U.S.$20 million; and (ii) for subsequent years, 25 per cent of distributions above U.S.$20 million. The transaction is expected to close on April 1, 2015.

Consolidated Capitalization

        Other than the issuance on January 12, 2015 of U.S. $500 million aggregate principal amount of 1.875% senior notes due 2018 (the "January Fixed Rate Notes") and U.S. $250 million aggregate principal amount of floating rate senior notes due 2018 (the "January Floating Rate Notes" and, collectively with the January Fixed Rate Notes, the "January 2015 Notes"), there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since December 31, 2014.

Enforcement of Judgments Obtained in Canada Against U.S. Directors

        Each of Paula R. Reynolds, John Richels and Mary Pat Salomone, who are directors of the Corporation, reside outside of Canada and have appointed the Corporation, having its registered office and principal executive office at 450 - 1st Street S.W., Calgary, Alberta, Canada T2T 5H1, as agent for service of process in Canada.

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth selected consolidated financial data as at the dates or for the periods indicated prepared in accordance with U.S. GAAP. The financial data should be read in conjunction with our consolidated financial statements and the related notes and MD&A included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2014	2013
	(audited) (millions of dollars)
Consolidated Statement of Income Data:
Revenues	$10,185	$8,797
Income from equity investments	522	597
Operating and other expenses
Plant operating costs and other	2,973	2,674
Commodity purchases resold	1,836	1,317
Property taxes	473	445
Depreciation and amortization	1,611	1,485

	6,893	5,921
Gain on sale of assets	(117)	—
Financial charges	1,107	974

Income before income taxes	2,824	2,499
Income taxes expense	830	605

Net income	1,994	1,894
Net income attributable to non-controlling interests	151	105

Net income attributable to controlling interests	1,843	1,789
Preferred share dividends	2	20

Net income attributable to common shares	$1,841	$1,769

	Year Ended December 31,
	2014	2013
	(audited) (millions of dollars)
Consolidated Statement of Cash Flows Data:
Funds generated from operations (1)	$4,267	$3,977
Decrease/(increase) in operating working capital	(189)	(334)

Net cash provided by operations	$4,078	$3,643

Net cash used in investing activities	$(4,144)	$(5,120)

Dividends on common and preferred shares	$(1,349)	$(1,308)

(1)
We use the measure "funds generated from operations". This measure does not have any standardized meaning in U.S. GAAP and is therefore considered to be a non-U.S. GAAP measure. This measure is unlikely to be comparable to similar measures presented by other entities. This measure has been used to provide potential investors with additional information on our liquidity and our ability to generate funds to finance our operations. Funds generated from operations are comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the MD&A incorporated by reference in the prospectus.

	As At December 31,
	2014	2013
	(audited) (millions of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$484	$895
Total assets
Natural Gas Pipelines	27,103	25,165
Oil Pipelines	16,116	13,253
Energy	14,197	13,747
Corporate	4,422	4,461

	$61,838	$56,626

Notes payable	$2,467	$1,842
Current portion of long-term debt	1,797	973
Long-term debt	22,960	21,892
Junior subordinated notes	1,160	1,063
Preferred shares	—	194
Common shareholder's equity	21,095	19,827

USE OF PROCEEDS

          We estimate that the net proceeds of the offering of the notes, after deducting estimated expenses of the offering, including fees payable to the structuring agent and selling commission, will be approximately U.S.$743,250,000. We intend to use the net proceeds of this offering for general corporate purposes and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation's capital program and for general corporate purposes. The Corporation may invest funds that it does not immediately require in short-term marketable debt instruments.

 EARNINGS COVERAGE

        The following financial ratio has been calculated on a consolidated basis for the 12-month period ended December 31, 2014 and is based on audited financial information. The following financial ratio gives pro forma effect to the issuance of the notes pursuant to this prospectus supplement and the intended use of proceeds therefrom as well as the issuance of the January 2015 Notes (assuming a constant rate of interest for the January Floating Rate Notes for such period based on the rate of interest applicable to such notes on the date hereof). Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2014 would not materially affect the ratio and, as a result, have not been made. The financial ratio has been calculated based on information contained within our financial statements for such period.

December 31, 2014
Earnings coverage on long-term debt and current liabilities	2.6 times

        The Corporation's interest expense requirements for the 12-month period ended December 31, 2014 after giving pro forma effect to the issuance of the notes pursuant to this prospectus supplement, the intended use of proceeds therefrom, the issuance of the January 2015 Notes and the use of proceeds therefrom, amounted to approximately $1.504 billion. The Corporation's earnings before interest expense and income taxes amounted to approximately $3.870 billion for the 12-month period ended December 31, 2014, which is 2.6 times the Corporation's pro forma interest requirements for that period.

DESCRIPTION OF THE NOTES

        The notes will be issued under a second amended and restated debt indenture, dated as of September 15, 2010, as supplemented or amended from time to time (the "Indenture"), between us and The Bank of New York Mellon, as Trustee. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

        The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. References in this "Description of the Notes" to "we", "us", "our" or the "Corporation" refer to TransCanada PipeLines Limited and not to any of its parent, subsidiaries, partnership interests and joint venture investments.

General

        The trustee under the Indenture shall be referred to herein as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The term "debt securities", as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the Indenture and includes the notes.

        The notes will be issued under the Indenture in an aggregate principal amount of U.S.$750,000,000. The notes will mature on March 31, 2045 and will bear interest at a rate of 4.60% per year. Interest on the notes will be payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2015 to the persons in whose names the notes are registered at the close of business on the preceding March 15 or September 15, respectively.

        Subject to the receipt of all necessary regulatory and listing approvals from applicable authorities in the ROC, including but not limited to TPEx, we may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

        The notes will be our direct unsecured obligations issued under the Indenture and will rank equally with all of our other unsecured and unsubordinated indebtedness other than preferred claims imposed by operation of law. In addition, our business operations are conducted in part through our subsidiaries and through joint ventures. As a result, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries and joint ventures. As at January 31, 2015, as determined under U.S. GAAP, the long-term debt (excluding guarantees and intercompany obligations between us and our subsidiaries) of our wholly-owned subsidiaries totaled approximately $1.675 billion. At January 31, 2015, as determined under U.S. GAAP, our total consolidated long-term debt, junior subordinated notes and long-term debt due within one year was, in aggregate principal amount, approximately $28.487 billion. There are no terms of the Indenture that limit our or our subsidiaries' or joint ventures' ability to incur additional indebtedness including, in the case of us and our subsidiaries and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities—Unsubordinated Debt" and "Description of Debt Securities—Certain Covenants of the Corporation" in the accompanying prospectus.

        The notes will be denominated in U.S. dollars and only in denominations of $200,000 and integral multiples of $1,000 in excess thereof. Payments of principal (and premium, if any) and interest on the notes will be paid in U.S. dollars in the manner and on terms set out in the Indenture.

        The notes offered by this prospectus supplement will not be entitled to any benefits of a sinking fund.

Optional Redemption

        We have the option to redeem the notes on not less than 30 nor more than 60 days' notice, in whole but not in part, on each March 31 on or after March 31, 2020 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date.

        Notice of any redemption will be delivered at least 30 days, but not more than 60 days before the redemption date to each holder of the definitive notes to be redeemed. In the case of global notes, notice of redemption will be given through the Clearing Systems according to their procedures. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes called for redemption.

        In addition, we may at any time purchase the notes by tender, in the open market or by private agreement, subject to applicable law.

Tax Redemption

        The notes may be redeemed at our option, in whole but not in part, at any time on giving not less than 30 nor more than 90 days' notice to the noteholders (which notice shall be irrevocable), at their principal amount, together with unpaid interest accrued to the date fixed for redemption, if:

  (i)
  we determine that we have or will become obliged to pay Additional Amounts (as defined herein) with respect to the notes as provided or referred to under "—Payment of Additional Amounts" below as a result of any change in, or amendment to, the laws, treaties, regulations or rulings of Canada or any political subdivision or any authority thereof or therein having the power to tax, or any change in the application or official interpretation of such laws or regulations or rulings (including a holding by a court of competent jurisdiction in Canada), which change or amendment is enacted or adopted on or after the issue date of such notes; or

  (ii)
  on or after the issue date of the notes, any action is taken by a taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision of or in Canada or any authority thereof or therein having the power to tax, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation is officially proposed, which, in any such case, will result in a material probability that we will become obliged to pay Additional Amounts in respect to the notes; provided that, prior to the publication of any notice of redemption pursuant to this paragraph, we have delivered to the trustee a certificate signed by one of our officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred and a copy of an opinion of a reputable independent counsel of our choosing to that effect based on that statement of facts. However no such notice of redemption shall be given less than 30 nor more than 90 days prior to the earliest date on which we would be obliged to pay such Additional Amounts if a payment in respect of the notes were then due.

Payment of Principal and Interest

        Payments of principal of, and premium, if any, and interest on, the notes will be made by us through the Trustee to the Clearing Systems. See "—Book-Entry System".

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. Interest on the notes will be calculated on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date, as the case may be. A "Business Day" as used in connection with the offering of the notes is defined as a day other than a Saturday, Sunday or legal holiday or other day in which banking institutions or trust companies in Toronto, Ontario, Calgary, Alberta, New York City, New York, Taipei, Taiwan, or any other city in which the paying agent is being utilized, are authorized or required by law, regulation or executive order to close. All payment dates with respect to the notes, whether at maturity, upon earlier redemption or any interest payment date, shall be determined in accordance with the time zone applicable to New York City, New York. Because of time-zone differences, the interest payment date on which we make payment may not be the same business day in the applicable jurisdiction of the relevant holder of notes. In addition, deliveries, payments and other communications involving the notes are likely to be carried out through Euroclear and Clearstream, which means such transactions can only be carried out on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the U.S. or Taiwan.

Payment of Additional Amounts

        All payments made by or on behalf of, under or with respect to, the notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the notes, we will pay to each holder of such notes as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of notes (each such holder, an "Excluded Holder"), the beneficial owner of which:

  •
  we do not deal at arm's length (for the purposes of the Income Tax Act (Canada)) with at the time the amount is paid or payable;

  •
  is subject to such Canadian Taxes by reason of the holder of notes or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the notes or the receipt of payments thereunder; or

  •
  is subject to such Canadian Taxes by reason of the holder of notes' or beneficial owner's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        In the event that we are required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or in respect of the notes, we will also:

  •
  make such withholding or deduction;

  •
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law; and

  •
  furnish to holders of notes, within the time prescribed under applicable law copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

  •
  the payment of any Canadian Tax in respect of the notes, together with any interest, penalties and reasonable expenses in connection therewith; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Book-Entry System

        Upon issuance, the notes will be represented by one or more fully registered global securities (the "Global Notes"), without coupons, and will be deposited on the settlement date with a common depositary (or its nominee) for, and in respect of interests held through Euroclear and Clearstream. Except as described under "Description of Debt Securities—Global Securities" in the accompanying prospectus, certificates will not be issued in exchange for beneficial interests in the Global Notes. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees.

        Beneficial interests in the Global Notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests will be in denominations of $200,000 and integral multiples of $1,000 in excess thereof. Investors may hold notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

        Owners of beneficial interests in the Global Notes will not be entitled to have notes registered in their names, and will not receive or be entitled to receive physical delivery of notes in definitive form. Except as provided below, beneficial owners will not be considered the owners or holders of the notes under the Indenture, including for purposes of receiving any reports delivered by us or the Trustee pursuant to the Indenture. Accordingly, each beneficial owner must rely on the procedures of the relevant Clearing System and, if such person is not a participant of the relevant Clearing System, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the Indenture, the Clearing Systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the Clearing Systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to hold and transfer beneficial interests in a Global Note.

        Persons who are not Euroclear or Clearstream participants may beneficially own notes held by the common depositary for Euroclear and Clearstream only through direct or indirect participants in Euroclear and Clearstream. So long as the common depositary for Euroclear and Clearstream is the registered owner of the Global Note, the common depositary for all purposes will be considered the sole holder of the notes represented by the Global Note under the Indenture and the Global Notes.

  Clearing Systems

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear participants"), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. ("Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the manager. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the

Euroclear system, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawals of securities and cash from the Euroclear system, and receipts of payment with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the notes held beneficially through the Euroclear system will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by Euroclear.

        Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream participants"), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the manager. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

  Euroclear and Clearstream Arrangements

        So long as Euroclear or Clearstream or their nominee is the registered holder of the Global Notes, Euroclear, Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the Indenture and the notes. Payments of principal, interest and additional amounts, if any in respect of the Global Notes will be made to Euroclear, Clearstream or such nominee, as the case may be, as registered holder thereof. None of us, the Trustee, the manager and any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the Securities Act) will have any responsibility or liability for any records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Distributions of principal and interest with respect to the Global Notes will be credited in U.S. dollars to the extent received by Euroclear or Clearstream from the Trustee to the cash accounts of Euroclear or Clearstream participants in accordance with the relevant system's rules and procedures.

        Because Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Global Notes to pledge such interest to persons or entities which do not participate in the relevant Clearing System, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

        The holdings of book-entry interests in the Global Notes through Euroclear and Clearstream will be reflected in the book-entry accounts of each such institution. As necessary, the registrar will adjust the amounts of the Global Notes on the register for the accounts of the common depositary to reflect the amounts of notes held through Euroclear and Clearstream, respectively.

  Initial Settlement

        Investors holding their notes through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Notes will be credited to the securities custody accounts of Euroclear and Clearstream holders on the settlement date against payment for value on the settlement date.

  Secondary Market Trading

        Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any notes where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

        Secondary market sales of book-entry interests in the notes held through Euroclear or Clearstream to purchasers of book-entry interests in the Global Notes through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

        You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Euroclear and Clearstream on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the U.S. or Taiwan.

        In addition, because of time-zone differences, there may be problems with completing transactions involving Euroclear and Clearstream on the same business day as in the U.S. or Taiwan. U.S. or Taiwanese investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Euroclear or Clearstream is used.

        Euroclear and Clearstream will credit payments to the cash accounts of Euroclear or Clearsteam participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the Indenture on behalf of a Euroclear or Clearstream participant only in accordance with its relevant rules and procedures.

        Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of Euroclear and Clearstream. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

  ROC Trading

        Currently, we have not entered into any settlement agreement with the Taiwan Depository & Clearing Corporation ("TDCC") and have no intention to do so. In the future, if we enter into a settlement agreement with TDCC, an investor, if it has a securities book-entry account with a Taiwan securities broker and a foreign currency deposit account with a Taiwan bank, may settle the notes through the account of TDCC with Euroclear or Clearstream if it applies to TDCC (by filling in a prescribed form) to transfer the notes in its own account with Euroclear or Clearstream to such TDCC account with Euroclear or Clearstream for trading in the domestic market or vice versa for trading in overseas markets. For settlement through TDCC, TDCC will allocate the respective notes position to the securities book-entry account designated by such investor in the ROC. The notes will be traded and settled pursuant to the applicable rules and operating procedures of TDCC and the TPEx as domestic bonds. For such investors who hold their interest in the notes through an account opened and held by TDCC with Euroclear or Clearstream, distributions of principal and/or interest for the notes to such holders may be made by payment services banks whose systems are connected to TDCC to the foreign currency deposit accounts of the holders. Such payment is expected to be made on the second Taiwanese business day following TDCC's receipt of such payment (due to time differences, the payment is expected to be received by TDCC one Taiwanese business day after the distribution date). However, when the holders will actually receive such distributions may vary depending upon the daily operations of the Taiwan banks with which the holder has the foreign currency deposit account.

 CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, the following is a summary of the material Canadian federal income tax considerations generally applicable, as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the notes. The summary only addresses the tax consequences to purchasers who acquire the notes on their original issue pursuant to this prospectus supplement and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the "Canada Tax Act"): (i) are not resident (and are not deemed to be resident) in Canada; (ii) do not use or hold and are not deemed to use or hold the notes in, or in the course of, carrying on business in Canada; (iii) deal at arm's length with the Corporation; and (iv) are not a "specified non-resident shareholder" of the Corporation and deal at arm's length with "specified shareholders" of the Corporation within the meaning of subsection 18(5) of the Canada Tax Act ("Non-Resident Holders"). A non-resident insurer that carries on business in Canada is subject to special rules that are not disclosed in this summary, and such purchasers should obtain independent advice as to the tax consequences of acquiring, holding and disposing of the notes.

        This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Canada Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Canada Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing by and prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and assumes that the Tax Proposals will be enacted as currently proposed, but does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province or territory of Canada or any non-Canadian jurisdiction.

        Under the Canada Tax Act, no Canadian tax will be required to be deducted or withheld from amounts paid or credited or deemed by the Canada Tax Act to be paid or credited to a Non-Resident Holder by the Corporation as, on account or in lieu of payment of, or in satisfaction of interest or principal on the notes. A Non-Resident Holder who transfers a note to a person who, for purposes of the Tax Act, is or is deemed to be resident in Canada and with whom the Non-Resident Holder does not deal at arm's length may be liable for Canadian withholding tax in respect of deemed interest on the transfer. A Non-Resident Holder considering such a transfer should consult its own tax advisor regarding the tax consequences to the Non-Resident Holder of such a transfer.

        A Non-Resident Holder who disposes of a note (including on a redemption, repayment on or prior to maturity, or repurchase) will not be subject to tax in Canada with respect to any capital gain realized on the disposition of the note.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Prospective Non-Resident Holders should consult their own Canadian tax advisers with respect to the Canadian income tax consequences of purchasing notes pursuant to this offering.

ROC Taxation

        The following summary of certain taxation provisions under ROC law is based on current law and practice and that the notes will be issued, offered, sold and re-sold to professional institutional investors as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC only. It does not purport to be comprehensive and does not constitute legal or tax advice. Investors (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult with their own tax advisers regarding the tax consequences of an investment in the notes.

  Interest on the Notes

        As we, the issuer of the notes, are not an ROC statutory tax withholder, there is no ROC withholding tax on the interest to be paid on the notes.

        ROC corporate holders must include the interest receivable under the notes as part of their taxable income and pay income tax at a flat rate of 17% (unless the total taxable income for a fiscal year is under NT$120,000), as such holders are subject to income tax on their worldwide income on an accrual basis. The alternative minimum tax ("AMT") is not applicable.

        Non-ROC corporate holders are subject to ROC income tax on ROC-sourced income only and the interest receivable under the notes is not ROC-sourced income. Hence non-ROC corporate holders have no ROC income tax issue with the interest receivable under the notes. AMT does not apply either.

  Sale of the Notes

        In general, the sale of corporate bonds or financial bonds is subject to a 0.1% securities transaction tax ("STT") on the transaction price. However, Article 2-1 of the Securities Transaction Tax Act of the ROC prescribes that STT will cease to be levied on the sale of corporate bonds and financial bonds for seven years from January 1, 2010 to December 31, 2016. Therefore, the sale of the notes will be exempt from STT if the sale is conducted on or before December 31, 2016. Starting from January 1, 2017, any sale of the notes will be subject to STT at 0.1% of the transaction price, unless otherwise provided by the tax laws that may be in force at that time.

        Capital gains generated from the sale of bonds are deemed ROC-sourced income but exempt from income tax. Accordingly, ROC corporate holders are not subject to income tax on any capital gains generated from the sale of the notes. However, ROC corporate holders should include the capital gains in calculating their basic income for the purpose of calculating their AMT. If the amount of the AMT exceeds the annual income tax calculated pursuant to the Income Tax Act of the ROC, the excess becomes the ROC corporate holders' AMT payable. Capital losses, if any, incurred by such holders could be carried over five years to offset against capital gains of same category of income for the purposes of calculating their AMT.

        Non-ROC corporate holders with a fixed place of business (e.g., a branch) or a business agent in the ROC are not subject to income tax on any capital gains generated from the sale of the notes. However, their fixed place of business or business agent should include any such capital gains in calculating their basic income for the purpose of calculating AMT.

        As to non-ROC corporate holders without a fixed place of business or a business agent in the ROC, they are not subject to income tax or AMT on any capital gains generated from the sale of the notes.

 SELLING

        Subject to the terms and conditions of the subscription agreement, dated March 18, 2015 between us and the manager, we have agreed to sell and the manager has agreed to purchase from us U.S.$750,000,000 aggregate principal amount of notes.

        The terms of the offering were established through negotiations between us and the manager.

        The subscription agreement provides that the obligations of the manager to purchase the notes offered hereby are subject to certain conditions precedent and that the manager will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

        The obligations of the manager under the subscription agreement may be terminated at its discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, certain Canadian taxation changes, imposition of exchange controls, an outbreak or escalation of hostilities or a declaration by Taiwan, the U.S. or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of the manager, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this prospectus supplement and the accompanying prospectus and upon the occurrence of certain stated events.

        We will pay an aggregate fee of $5,250,000 (the "structuring fee") to J.P. Morgan Securities LLC (the "structuring agent") in connection with structuring services that it provided in connection with the notes. The structuring agent is not a licensed or regulated entity in the ROC and will not subscribe for or offer or sell any of the notes offered hereby.

        We estimate that our share of the total expenses of this offering, excluding the selling commission and the structuring fee, will be approximately U.S.$750,000.

        The manager is not a U.S. registered broker-dealer and, therefore, to the extent permitted by ROC laws and regulations and that it intends to effect any sales of the notes in the U.S., it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

        We have agreed to indemnify the manager against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the manager may be required to make in respect of any of these liabilities.

        Separately, in connection with structuring services that the structuring agent provided in connection with the notes, we have agreed to indemnify the structuring agent against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

        The notes are a new issue of securities with no established trading market. Application has been made to the TPEx for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC only and such permission is expected to become effective on or about March 31, 2015. The manager is not obligated to carry out market-making activities with respect to the notes. Accordingly, we cannot assure you as to the liquidity of, or the trading market for, the notes.

        We expect that the delivery of the notes will be made to investors on or about March 31, 2015, which will be the ninth Taiwanese business day following the date of this prospectus supplement (such settlement being referred to as "T+9"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the third business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the third business day before the settlement date should consult their advisors.

        Under applicable securities legislation in the Province of Alberta, we may be considered to be a connected issuer of J.P. Morgan Securities LLC, which is, directly or indirectly, a subsidiary or affiliate of a bank or other financial institution which is a lender (the "Lender") to us or our affiliates under certain unsecured credit facilities (collectively, the "Facilities"). The Facilities consist of the following committed syndicated facilities: our $3.0 billion amended and restated credit agreement; a TransCanada PipeLine USA Ltd. U.S.$1.0 billion credit agreement; a TransCanada American Investments Ltd. U.S.$1.0 billion credit agreement; a TC PipeLines U.S.$500 million first amendment to a second amended and restated revolving credit and term loan agreement; a TC PipeLines U.S.$500 million term loan agreement and a Northern Border Pipeline Company U.S.$200 million revolving amended and restated credit agreement, each as amended. As of January 31, 2015, we had approximately U.S.$0.9 billion outstanding under the Facilities. As of the date hereof, we and our affiliates are in material compliance with all material terms of the agreements governing the Facilities and the Lender has not waived any material breach by us or our affiliates of those agreements since the Facilities were established. Our financial position on a consolidated basis has not changed substantially and adversely since the indebtedness under the Facilities was incurred. The Lender has not been nor will it be involved in the decision to offer the notes and has not been nor will it be involved in the determination of the terms of any distribution of the notes.

        The structuring agent will be entitled to receive the structuring fee in connection with the structuring services provided in connection with the notes. We may have outstanding short term indebtedness owing to the structuring agent and its affiliates, a portion of which we may repay with the net proceeds of the offering. See "Use of Proceeds." As a result, the structuring agent or its affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

        The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. E.Sun Commercial Bank, Ltd. has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

SELLING RESTRICTIONS

Republic of China

        The notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, in the ROC, to investors other than "professional institutional investors" as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC, which currently include: overseas or domestic banks, insurance companies, bills finance companies, securities firms, fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, securities investment trust enterprises, securities investment consulting enterprises, trust enterprises, futures commission merchants, futures service enterprises, and other institutions approved by the Financial Supervisory Commission of the ROC.

 LEGAL MATTERS

        Certain matters will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta and by Mayer Brown LLP, Chicago, Illinois. The statements under "Certain Income Tax Considerations—Certain Canadian Income Tax Considerations" are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP. Lee and Li, Attorneys-at-Law of Taipei, Taiwan is acting as special Taiwanese legal counsel to us. The statements under "Certain Income Tax Considerations—ROC Taxation" are set forth herein in reliance upon the opinion of Lee and Li, Attorneys-at-Law of Taipei, Taiwan. In addition, certain legal matters in connection with the offering will be passed upon for the manager by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, and the partners and associates of Lee and Li, Attorneys-at-Law, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2014, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants under all relevant U.S. professional and regulatory standards.

Base Shelf Prospectus

TRANSCANADA PIPELINES LIMITED

US$4,000,000,000

Debt Securities

        TransCanada PipeLines Limited ("TCPL" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of US$4,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

        The specific terms of any offering of debt securities will be set forth in one or more shelf prospectus supplements (each, a "Prospectus Supplement") including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

        All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

        TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The debt securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada. Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If debt securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to TCPL. See "Plan of Distribution".

        In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution."

        TCPL's head office and registered office is located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See "Risk Factors" as well as the "Risk Factors" section of the applicable Prospectus Supplement.

        We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

        Financial statements incorporated herein for periods beginning on or after January 1, 2012, have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as "U.S. GAAP". Comparative figures incorporated herein for periods prior to January 1, 2012, which were previously presented in accordance with generally accepted accounting principles in Canada, have been adjusted as necessary to be compliant with TCPL's accounting policies under U.S. GAAP.

        You should be aware that the acquisition of the debt securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement, however, this prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and said persons are located outside the U.S.

        Paula R. Reynolds, John Richels, Mary Pat Salomone and W. Thomas Stephens are directors of the Corporation who reside outside of Canada and each of these directors has appointed TransCanada PipeLines Limited as agent for service of process at 450 - 1 Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

        These debt securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is December 2, 2013.

 FORWARD-LOOKING INFORMATION

        This prospectus and the documents incorporated by reference herein include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide you with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings "Use of Proceeds" and "Plan of Distribution". Forward-looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

  •
  anticipated business prospects;

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations or projections about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us;

  •
  expected costs for planned projects, including projects under construction and in development;

  •
  expected schedules for planned projects (including anticipated construction and completion dates);

  •
  expected regulatory processes and outcomes;

  •
  expected impact of regulatory outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration;

  •
  expected capital expenditures and contractual obligations;

  •
  expected operating and financial results;

  •
  the expected impact of future commitments and contingent liabilities; and

  •
  expected industry, market and economic conditions.

        This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  inflation rates, commodity prices and capacity prices;

  •
  timing of financings and hedging;

  •
  regulatory decisions and outcomes;

  •
  foreign exchange rates;

  •
  interest rates;

  •
  tax rates;

  •
  planned and unplanned outages and the use of our pipeline and energy assets;

  •
  integrity and reliability of our assets;

  •
  access to capital markets;

  •
  anticipated construction costs, schedules and completion dates; and

  •
  acquisitions and divestitures.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic initiatives;

  •
  whether our strategic initiatives will yield the expected benefits;

  •
  the operating performance of our pipeline and energy assets;

  •
  amount of capacity sold and rates achieved in our pipeline businesses;

  •
  the availability and price of energy commodities;

  •
  the amount of capacity payments and revenues we receive from our energy business;

  •
  regulatory decisions and outcomes;

  •
  outcomes of legal proceedings, including arbitration;

  •
  performance of our counterparties;

  •
  changes in the political environment;

  •
  changes in environmental and other laws and regulations;

  •
  competitive factors in the pipeline and energy sectors;

  •
  construction and completion of capital projects;

  •
  labor, equipment and material costs;

  •
  access to capital markets;

  •
  interest and foreign exchange rates;

  •
  weather;

  •
  cybersecurity;

  •
  technological developments; and

  •
  economic conditions in North America as well as globally.

        Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2012 MD&A (as defined herein) under the headings "Natural Gas Pipelines — Business Risks", "Oil Pipelines — Business Risks", "Energy — Business Risks" and "Other Information — Risks and Risk Management", as may be modified or superseded by documents incorporated or deemed to be incorporated by reference in this prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the Alberta Securities Commission and with the SEC in the U.S.

        The following documents which were filed by us with the Alberta Securities Commission and the SEC are incorporated by reference in this prospectus:

  (a)
  audited comparative consolidated financial statements as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, the notes thereto, and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2012 (the "2012 MD&A");

  (c)
  annual information form for the year ended December 31, 2012 dated February 11, 2013 (the "Annual Information Form");

  (d)
  unaudited interim comparative consolidated financial statements as at September 30, 2013 and for the three and nine month periods ended September 30, 2013 and 2012, and the notes thereto; and

  (e)
  management's discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2013.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by us with the Alberta Securities Commission after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by us with the Alberta Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited comparative consolidated financial statements and accompanying management's discussion and analysis, all interim comparative consolidated financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by us prior to the commencement of the financial year of the Corporation in which the new annual information form and the related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim comparative consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim comparative consolidated financial statements and accompanying management's discussion and analysis filed prior to the new interim comparative consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

        We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP.

        One or more Prospectus Supplements containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of offering debt securities thereunder.

        Except on the cover page and under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "we", "us", "our", "TCPL" or the "Corporation" mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$4,000,000,000. Each time we sell debt securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that the Corporation has filed with the Alberta Securities Commission on SEDAR at www.sedar.com. You may read and copy any document that we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, you may read and download some of the documents that we have filed on EDGAR at www.sec.gov.

THE CORPORATION

        We operate our business in three segments: Natural Gas Pipelines, Oil Pipelines and Energy. Natural Gas Pipelines and Oil Pipelines are principally comprised of our respective natural gas and oil pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes our power operations and the non-regulated natural gas storage business in Canada.

        Our principal subsidiaries as of December 31, 2012 are indicated in the diagram under the heading "TransCanada PipeLines Limited — Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of the Corporation are owned by TransCanada Corporation.

CONSOLIDATED CAPITALIZATION

        Other than the issuance of U.S. $625 million principal amount of 3.750% senior notes due 2023 and U.S. $625 million principal amount of 5.000% senior notes due 2043, on October 7, 2013 (the "October 2013 Notes") there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2013. The Corporation redeemed all of its four million outstanding 5.60% cumulative redeemable first preferred shares series U ("Series U Shares") with a total face value of $200 million on October 15, 2013 (the "October 2013 Redemption").

 USE OF PROCEEDS

        Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds from the sale of debt securities will be used to reduce or repay indebtedness and/or to, directly or indirectly, finance the Corporation's long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable investment grade securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12-month periods ended December 31, 2012 and September 30, 2013 and are based on audited financial information in the case of the 12-month period ended December 31, 2012 and unaudited financial information in the case of the 12-month period ended September 30, 2013. The following financial ratios give pro forma effect to the October 2013 Redemption and the issuance of the October 2013 Notes. The financial ratios for the 12-month period ended December 31, 2012 also give pro forma effect to the issuance of (i) $300 million principal amount of 4.55% medium term notes due 2041 and $450 million principal amount of 3.69% medium term notes due 2023 on July 19, 2013 (collectively, the "July 2013 MTNs"); (ii) U.S. $500 million principal amount of floating rate senior notes due 2016 (the "Floating Rate Notes") on July 3, 2013 (assuming a constant rate of interest for the notes for the applicable periods based on the rate of interest applicable to such notes on the date hereof); and (iii) U.S. $750 million principal amount of 0.750% senior notes on January 15, 2013 (the "January 2013 Notes"). The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus. Adjustments for other normal course issuances and repayments of long-term debt subsequent to September 30, 2013 and December 31, 2012, as applicable, would not materially affect the ratios and, as a result, have not been made.

	December 31, 2012		September 30, 2013
Earnings coverage on long-term debt and current liabilities	2.1 times		2.4 times
Earnings coverage on long-term debt, current liabilities and first preferred shares	2.1 times	(1)	2.4 times	(1)

(1)
Gives effect to the dividends declared on the Corporation's outstanding cumulative first preferred shares, without par value series Y (the "First Preferred Shares"), in the aggregate amount of $14 million for the twelve-months ended December 31, 2012 and in the aggregate amount of $14 million for the twelve-months ended September 30, 2013. All of the Corporation's outstanding cumulative Series U Shares were redeemed on October 15, 2013.

        The Corporation's interest requirements for: (i) the 12-month period ended December 31, 2012 after giving pro forma effect to the October 2013 Redemption and the issuances of the October 2013 Notes, the July 2013 MTNs, the Floating Rate Notes (assuming a constant rate of interest for the Floating Rate Notes for the applicable periods based on the rate of interest applicable to such Floating Rate Notes on the date hereof) and the January 2013 Notes, amounted to approximately $1.357 billion including dividends declared on its issued and outstanding First Preferred Shares and $1.342 billion excluding dividends declared on its issued and outstanding First Preferred Shares; and (ii) the 12-month period ended September 30, 2013 after giving pro forma effect to the October 2013 Redemption and the issuances of the October 2013 Notes, amounted to approximately $1.349 billion including dividends declared on its issued and outstanding First Preferred Shares and $1.335 billion excluding dividends declared on its issued and outstanding First Preferred Shares. The Corporation's earnings before interest expense and income taxes amounted to: (i) approximately $2.824 billion for the 12-month period ended December 31, 2012, which is 2.1 times the Corporation's pro forma interest and dividend requirements for that period including dividends declared on First Preferred Shares and 2.1 times the

Corporation's pro forma interest requirements for that period excluding dividends declared on First Preferred Shares; and (ii) approximately $3.228 billion for the 12-month period ended September 30, 2013, which is 2.4 times the Corporation's pro forma interest and dividend requirements for that period including dividends declared on First Preferred Shares and 2.4 times the Corporation's pro forma interest requirements for that period excluding dividends declared on First Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

        As used in this section, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in the applicable Prospectus Supplement.

        Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the second amended and restated debt indenture, dated September 15, 2010, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and Computershare Trust Company, N.A., as trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York Mellon (formerly known as The Bank of New York) and Computershare Trust Company, N.A. are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures and the debt securities do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, you should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities".

General

        Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

        The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate initial offering price of up to US$4,000,000,000 or the equivalent in other currencies. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

  (1)
  classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than US$1,000;

  (2)
  any date of maturity;

  (3)
  interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (4)
  the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

  (5)
  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

  (6)
  any redemption, repayment or sinking fund provisions;

  (7)
  any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

  (8)
  the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

  (9)
  if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

  (10)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  (11)
  if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

  (12)
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  (13)
  whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

  (14)
  whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

  (15)
  any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

        "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

        Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

        The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with accounting principles as are generally accepted in Canada ("GAAP") at the time of computation.

Global Securities

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

        If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

        The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

        The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior

Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

        In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

        Merger, Consolidation, Sale, Lease or Conveyance.    Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

        This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

        Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions.    The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

  (1)
  the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

  (2)
  the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities;

  (3)
  if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

  (4)
  the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

  (5)
  the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

  (6)
  the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

  (7)
  the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

        "Canadian Trust Indenture" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

        "Designated Subsidiary" means: (a) any subsidiary which (i) is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein; and (ii) shall have been designated by the board of directors of the Corporation as a "restricted subsidiary" under the Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in the Debt Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the board of directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the board of directors of the Corporation if certain specified conditions are met.

        "Financial Intermediary" means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

        "Funded Obligations" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

        "Indebtedness", as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Voting Shares" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

  (1)
  a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

  (2)
  a default for 30 days in payment of any interest on any debt securities of such series;

  (3)
  a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

  (4)
  certain events of bankruptcy, insolvency or reorganization;

  (5)
  failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

  (6)
  a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

  (7)
  any event of default provided with respect to that series,

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

        Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

        Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

        Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

        Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee such indemnity as it may reasonably require, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

        Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

        Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

        The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

        The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

        The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:

  (1)
  the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated

    maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

  (2)
  such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

  (3)
  the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

  (4)
  the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

  (5)
  in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

        Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1).

        Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2).

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9).

        The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6).

Consent to Jurisdiction and Service

        Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12).

Governing Law

        The Indentures are and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

 PLAN OF DISTRIBUTION

        We may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the debt securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us.

        The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

        If underwriters purchase debt securities as principal, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities offered by the Prospectus Supplement if any of such debt securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities' price. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

        Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange.

        If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under United States federal securities laws.

        The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning an offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue

Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

        Investment in debt securities is subject to various risks including those risks inherent in the pipeline, energy and gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including in subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

        Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Relating to the Unsecured Nature of the Debt Securities

        The debt securities will be unsecured debt of the Corporation and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Structural Subordination

        The debt securities will not be guaranteed by any subsidiaries of the Corporation. Therefore, the debt securities will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries. The creditors of those subsidiaries will have the right to be paid before payment on the debt securities from any cash received or held by those subsidiaries. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Corporation in its capacity as an equityholder of such subsidiary.

Liquidity Risk

        The Corporation does not intend to list the debt securities on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the debt securities. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and there can be no assurance that any underwriter or agent will undertake any market making activities in respect of the debt securities.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings May Not Reflect All Risks of an Investment in the Debt Securities and May Change

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation's ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

LEGAL MATTERS

        Certain matters relating to the issue and sale of the debt securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of United States law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the Corporation's parent holding company. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2012, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of the Corporation; the Debt Indenture; the Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

U.S.$750,000,000

TransCanada PipeLines Limited

4.60% Senior Notes Due 2045

PROSPECTUS SUPPLEMENT

March 18, 2015

E.Sun Commercial Bank, Ltd.

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TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS
EXCHANGE RATE DATA
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
RISK FACTORS
TRANSCANADA PIPELINES LIMITED
SELECTED CONSOLIDATED FINANCIAL DATA
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
SELLING
SELLING RESTRICTIONS
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
TABLE OF CONTENTS
FORWARD-LOOKING INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
ABOUT THIS PROSPECTUS
WHERE TO FIND MORE INFORMATION
THE CORPORATION
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
ENFORCEABILITY OF CIVIL LIABILITIES
CERTAIN INCOME TAX CONSIDERATIONS
RISK FACTORS
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT